

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

September 29, 2008

Mr. Arthur Hood
Chief Executive Officer
Lihir Gold Limited
7th Floor, Pacific Place
Cnr Champion Parade and Musgrave Street
Port Moresby, NCD, Papua New Guinea

      RE: Lihir Gold Limited
               Form 20-F for the Year Ended December 31, 2007
               Filed May 7, 2008
               File No. 0-26860

Dear Mr. Hood:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended December 31, 2007

Risk Factors, page 6

1.   We note that a substantial amount of your assets are located in Papa New Guinea and your disclosures regarding currency restrictions. It appears you should provide audited parent-only condensed financial statements as required by Rule 5-04 of Regulation S-X. Please do so or explain why you do not believe this information is required.

Information on the Company, page 15

History and Development of the Company, page 15

Lihir Operation, page 15

2.   We note that pursuant to two management services agreements, Lihir Services
        Australia Pty Limited provides the Company with various services. In future
        filings, please specify the services provided under the management agreements or
        provide a cross-reference to a section of the filing where you discuss in further
        detail the services.

Property, Plant and Equipment, page 35

Exploration, page 39

3.   We note your disclosure indicating that certain holes were drilled to gain better
        definition of known minerals. Please tell us and disclose your accounting policy
        associated with drilling and related costs to convert measured, indicated and
        inferred resources to reserves at your development and/or production stage
        properties. In addition, please tell us and disclose your accounting policy for
        costs incurred to identify new resources beyond your existing inferred resources
        at development or production stage properties.

Related Party Transactions, page 88

4.   We note that in note 30 of your financial statements, you disclose extending loans
        to certain members of your management. Please identify the members to whom
        you extended the loans and describe the terms of the loans. See Item 7.B.2 of
        Form 20-K.

Financial Information, page 89

Export Sales, page 89

5.   In future filings, please discuss in more detail the terms of the refining
        arrangements with AGR Matthey or provide a cross-reference to a section of the
        filing where you describe the arrangements. Also, if the arrangements have been
        reduced to a written document or documents, and, if material, please file the
        documents as exhibits.

Item 15. Controls and Procedures, page 110

6.   We note your disclosure that there have been no changes in your internal controls over financial reporting that have occurred since January 1, 2007, which have materially affected, or are reasonably likely to materially affect your internal control over financial reporting. Please revise to indicate, if true, that there have been no changes in your internal control over financial reporting that occurred during the fourth quarter of 2007 which have materially affected, or are reasonably likely to materially affect your internal control over financial reporting.

7.   We note that you have made numerous improvements to your internal controls over financial reporting. Please clarify how you were able to determine that there were no changes in internal control over financial reporting in light of these improvements.

Consolidated Statements of Cash Flows, page F-4

8.   We note that you have classified the receipts and payments associated with the close out of your hedge book as cash flows from operating activities. Please clarify why you believe these cash flows represent operating activities. Refer to paragraph 16(h) of IAS 7.

Note 1 Statement of Significant Accounting Policies, page F-5

(iv) Development Properties, page F-5

9.   We note that you capitalize certain costs as development property when recoverable mineral resources have been identified and are reasonably assured. Please clarify if you determine a mine is in the development stage prior to establishing proven and probable reserves in accordance with Industry Guide 7. If so, please tell us how you determined that recovery of capitalized amounts is probable absent a final feasibility study and the demonstration of reserves.

(ix) Intangible Assets, page F-7

10.   We note that exploration rights are carried at cost less amortization and are classified as intangible assets. Please clarify why you believe these amounts represent intangible assets under IFRS. Refer to paragraph 2 of IAS 38.

11.   We further note that "mining information" acquired is carried at the net fair value at date of acquisition less amortization and impairment losses. Please clarify the nature of this asset and tell us how you determined it met the definition of an intangible asset.

Note 17 Inventories, page F-31

12.   We note your disclosure that you capitalize general and administrative costs in inventory. Please tell us the nature of the activities associated with such costs and clarify how they contribute to bringing inventories to their present location and condition. Refer to paragraph 16 of IAS 2.

Note 19 Deferred Mining Costs, page F-36

13.   It appears that you are capitalizing certain amounts of depreciation and amortization as deferred mining costs. Please clarify what these amounts relate to and why you believe such amounts can be capitalized as deferred mining costs. Please indicate the IFRS guidance you are relying upon for this accounting convention.

Engineering Comments

Material plans to construct, expand or improve facilities (MOPU Project), page 47

14.   It appears that you have recently completed a feasibility study for your Lihir property. Please forward to our engineer as supplemental information and not as part of your filing, the executive summary of this 2008 study, including the associated economic analysis. The information requested includes, but is not limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Proposed Merger with Equigold NL, page 50

15. We note your description of the Equigold reserves as a total gold inventory of approximately 1.9 million ounces. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Additionally combining the proven and probable reserve categories is contrary to the explicit guidance of Industry Guide 7, which provides that reserves may be combined as proven and probable only if proven and probable reserves cannot be readily segregated. However, you may disclose quantity estimates for mineralized material that refers to mineralization that has been sufficiently sampled at close enough intervals to reasonably assume continuity between samples within the area of influence of the samples. In this instance you would need to disclose that such a deposit would not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude, both legal and economic feasibility. Mineralized material is a mineralized body which has been delineated by appropriate drilling and/or underground sampling to establish continuity and support an estimate of tonnage and an average grade of the selected metal(s). For SEC filings, such a deposit does not qualify as a reserve until a comprehensive evaluation, based

upon unit costs, grade, recoveries, and other factors concludes economic and legal feasibility. Mineralized material should only be reported as an in place tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or pounds of copper. Please also note that mineralized material does not include: 1) material reported as reserves, and 2) volumes and grades estimated by using geologic inference, which are sometimes classed as inferred or possible by some evaluators. Please modify your disclosure to reflect this guidance.

16.   You disclose that your preproduction stripping costs and deferred stripping costs are capitalized. Please provide supplementally, your initial preproduction costs, annual preproduction amortization, and your deferred stripping costs accruals and expenditures as incurred since your mine began mining operations. This information may be presented on an annual basis by pit or other appropriate metric as recognized by your past financial statements. Please also include your annual mine production of ore, waste, and stripping ratios used to balance your operating costs along with any associated write-down's linked to preproduction or deferred stripping.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     With respect to all accounting comments, you may contact John Cannarella at (202) 551-3337, or in his absence Kevin Stertzel, at (202) 551-3723. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. With respect to all legal comments, you may contact Douglas Brown at (202) 551-3265, or in his absence, me at (202) 551-3745 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

                                Sincerely,

                                H. Roger Schwall
                                Assistant Director

cc: D. Brown
       J. Cannarella